FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of registrant’s name into English)

Bandera 140
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Press release dated April 24, 2003, titled "Santander Santiago Announces the Conclusion of the Merger Process".

Item 1

www.santandersantiago.cl

SANTANDER SANTIAGO ANNOUNCES THE CONCLUSION OF
THE MERGER PROCESS

Santiago, April 24, 2003. After only nine months and ahead of schedule, the merger process between Banco Santander-Chile and Santiago has been successfully completed. This merger created the largest bank in Chile in terms of assets (US$16.4 billion), customer base (1.9 million clients) and distribution network (346 branches and 1,104 ATMs).

The President of Santander Santiago, Mauricio Larraín together with Chief Executive Officer Fernando Cañas pointed out that this process was performed without major client disruptions and without interrupting the Bank’s commercial activity.

In the inaugural ceremony, Mr. Larraín emphasized Santander Santiago’s strong competitive advantages that includes: the strongest distribution network (branches, ATMs and alternative channels), the largest client base in Chile, high efficiency and profitability levels, leaders in technology and innovation and being part of Santander Central Hispano, a world financial leader. The President also revealed the main points of the Bank’s 2003- 2005 Strategic Plan which are all focused towards creating value for clients, shareholders, employees and society.

At the same time Mr. Cañas pointed out that the new Bank enters the market with a strong focus on clients. This includes supplying different product mixes to the Bank’s various client segments, simple attention models, innovative products and total focus on client service. Moreover, Mr. Cañas illustrated the main characteristic of the new brand, Santander Santiago, which adequately unites the “value of being the largest local player with a strong international backing.”

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: April 25, 2003	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero Title: General Counsel